Filed by Danaher Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-1175
                          Subject Company:  Cooper Industries, Inc.

                          Date:  August 1, 2001


On August 1, 2001, H. Lawrence Culp, Jr., President and Chief Executive
Officer of Danaher Corporation ("Danaher"), sent the following letter to Danaher associates:


Dear Danaher Associates,


Today Danaher announced that we have made a proposal to merge with Cooper Industries, Inc. This is an important, exciting, and positive opportunity for Danaher for reasons I'll describe below.


You'll find a copy of the press release we issued this morning on mydanaher.com. This release outlines the key elements of our proposal, which should answer basic questions you may have or that you may get from customers or friends. We will continue to update you using mydanaher.com as the situation develops.


Highlights of today's announcement are as follows:

o We have delivered a letter to Cooper proposing a merger with Cooper for a combination of stock and cash. Following this merger Cooper would be a wholly-owned subsidiary of Danaher Corporation. This would create a global enterprise with combined revenues in excess of $8 billion, a strong investment-grade credit rating, and a portfolio of leading brands and products.

o Our offer is an alternative to a plan that Cooper management has proposed to their shareholders, which involves a reincorporation of their company in Bermuda to reduce taxes. We are confident that our offer is far superior - providing benefits to both Danaher and Cooper shareholders (Cooper shareholders would wind up owning about 30% of the company after the merger), as well as associates and customers.


We are hopeful that the Cooper Board of Directors will recognize the merits of our proposal and agree to work with us on a plan to quickly implement it. If so, the proposed transaction would probably occur later this year, with an immediate, positive effect on earnings.


We believe this transaction is extremely compelling for all Danaher stakeholders for a variety of reasons:

o First, Cooper would bring a strong set of products and brands to Danaher. Cooper holds a leadership position in virtually all of its major markets with exceptionally strong brands. As many of you know, I am a strong believer in the power of top-tier industrial brands.

o Second, Cooper's and Danaher's businesses are highly complementary. For example, the combination of Cooper's power distribution grid products with our Power Quality & Reliability businesses would create a top-tier player in distributed power solutions with over $1 billion in revenues - and elevate Power Quality & Reliability from a "platform in waiting" to our fifth strategic business platform. Cooper would also provide additional scale in electronic, electric, and industrial distribution that would benefit our businesses that serve these channels.

o Third, the acquisition is very financially attractive. While providing an attractive premium to Cooper shareholders the transaction would also immediately enhance Danaher's earnings per share. And of course, the combined company would retain a strong investment-grade credit rating (which we believe is critically important in maintaining financial flexibility).

o Finally, the merger would position the combined company for continued success and would reinforce the growth strategy and long-term vision I have previously articulated. While this would certainly involve our usual quality, delivery, and value improvements through DBS implementation, it would also enhance our ability to invest in internal and acquisition-driven growth.


In short, the merger would position Danaher well for continued success - and would provide substantial additional growth opportunities for our many talented associates.


It is important, however, that all associates keep several things in mind as this situation unfolds:

o First, we are not committed to pursuing our proposal at any cost. While we are very excited about the benefits of a merger, we also believe Danaher has excellent prospects on its own, and are unwilling to act against the will of Cooper shareholders or to jeopardize the financial health of our fine company.

o Second, what permits us to make a proposal like this is the strength of our company in this challenging economy relative to many of our competitors and peers. There will be many distractions as this situation unfolds, from stock price volatility to speculations from competitors in the marketplace. You, Danaher's talented associates, are the power behind our strength and I ask that you put these distractions to the side and stay focused on our strategic priorities and on delivering our usual top-notch results.

o And finally, our communication is bound by certain legal restrictions. I will provide as much information as possible via mydanaher.com, but I also ask that you recognize and accept these limitations.


I look forward to continuing to update you on this exciting situation.


Sincerely,


Larry

                           FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In some cases, you can identify these so-called "forward-looking statements" by words such as "may," "will," "expects," "plans," "believes," "estimates," "predicts," "potential," or words of similar tenor. These forward-looking statements are based on management's good faith expectations and beliefs concerning future developments, but you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Danaher Corporation ("Danaher"). Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Danaher and Cooper Industries, Inc. ("Cooper") may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) Cooper may not be able to meet Danaher's expectations and revenues following the transaction may be lower than expected; (4) operating costs and business disruption, including difficulties in maintaining relationships with employees, customers or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes (particularly environmental regulations) which could affect demand for products in the Process/Environmental Controls segment; (7) unanticipated developments that could occur with respect to contingencies such as environmental matters and litigation; (8) technological changes; (9) changes in labor or capital costs;
(10) Danaher's ability to attract and retain qualified employees; (11) future acquisitions, strategic partnerships and divestitures; (12) general business and economic conditions; and (13) other risks described from time to time in Danaher's periodic reports filed with the Securities and Exchange Commission (the "SEC"). Danaher disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the foregoing.


                             ADDITIONAL INFORMATION

DEPENDING ON FUTURE DEVELOPMENTS, DANAHER MAY FILE WITH THE SEC (1) A PROXY STATEMENT FOR SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF COOPER IN CONNECTION WITH COOPER'S SPECIAL MEETING WHICH IS SCHEDULED TO TAKE PLACE ON AUGUST 30, 2001, AND/OR (2) A PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONCERNING A TRANSACTION AT A DATE OR DATES SUBSEQUENT HERETO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE. ANY SUCH DOCUMENTS WOULD CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WOULD BE ABLE TO OBTAIN A FREE COPY OF SUCH DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, AT THE SEC'S INTERNET SITE (http://www.sec.gov) OR DIRECTLY FROM DANAHER BY MAKING A REQUEST TO: DANAHER CORPORATION, 2099 PENNSYLVANIA AVENUE, NW, 12TH FLOOR, WASHINGTON, D.C. 20006-1813, ATTENTION:
CORPORATE SECRETARY.

DANAHER AND CERTAIN OTHER PERSONS REFERRED TO BELOW MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES. THE PARTICIPANTS IN ANY SUCH SOLICITATION MAY INCLUDE CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF DANAHER.
A DETAILED LIST OF THE NAMES OF DANAHER'S DIRECTORS AND OFFICERS IS CONTAINED
IN DANAHER'S PROXY STATEMENT FOR ITS 2001 ANNUAL MEETING, FILED WITH THE SEC ON APRIL 3, 2001, WHICH MAY BE OBTAINED WITHOUT CHARGE AT THE SEC'S INTERNET SITE (http://www.sec.gov) OR BY DIRECTING A REQUEST TO DANAHER AT THE ADDRESS PROVIDED ABOVE. AS OF THE DATE OF THIS COMMUNICATION, DANAHER DOES NOT OWN ANY SHARES OF COOPER COMMON STOCK, AND, TO DANAHER'S KNOWLEDGE, NONE OF THE
OFFICERS OR DIRECTORS OF DANAHER WHO WOULD BE EXPECTED TO PARTICIPATE IN ANY SUCH SOLICITATION OF PROXIES OWNS ANY SHARES OF COOPER COMMON STOCK. EXCEPT AS DISCLOSED ABOVE AND IN DANAHER'S PROXY STATEMENT FOR ITS 2001 ANNUAL MEETING,
TO THE KNOWLEDGE OF DANAHER, NONE OF THE DIRECTORS OR EXECUTIVE OFFICERS OF DANAHER WHO WOULD BE EXPECTED TO PARTICIPATE IN ANY SUCH SOLICITATION OF PROXIES HAS ANY MATERIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE, IN DANAHER OR COOPER.